As filed with the Securities and Exchange Commission on July 2, 1997.

                                             Registration No. 333-_______



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  MASTEC, INC.
             (Exact name of registrant as specified in its charter)



          Delaware                               1623                          59-1259279
(State or other jurisdiction of      (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)        Classification Code Number)          Identification No.)


                              3155 N.W. 77th Avenue
                            Miami, Florida 33122-1205
                                 (305) 599-1800

               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                              Jose M. Sariego, Esq.
                     Senior Vice President - General Counsel
                                  MasTec, Inc.
                              3155 N.W. 77th Avenue
                            Miami, Florida 33122-1205
                                 (305) 599-2314

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

         Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. o

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. x

                         CALCULATION OF REGISTRATION FEE

-------------------------------------- --------------------- ------------------ ------------------ -----------------


                                                             Proposed           Proposed
                                                             maximum            maximum            Amount of
Title of each class of securities to   Amount to be          offering price     aggregate          registration fee
be registered                          registered            per share(1)       offering price(1)
-------------------------------------- --------------------- ------------------ ------------------ -----------------
-------------------------------------- --------------------- ------------------ ------------------ ===============

Common stock ($.10 par value)          2,500,000 shares      $45.875            $114,687,500       $34,753.79
-------------------------------------- --------------------- ------------------ ------------------ =================


(1) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(c), based upon the average high and low prices of the Common Stock, no par value, of the Registrant on the New York Stock Exchange on July 1, 1997.

         Pursuant to Rule 429 under Securities Act of 1933, as amended, the Prospectus filed as a part of this Registration Statement relates to the Common Stock registered hereby and to the remaining unissued shares of Common Stock previously registered by MasTec, Inc. under its Registration Statement on Form S-4 (File No. 333-09607).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              CROSS REFERENCE SHEET
                    PURSUANT TO ITEM 501(b) OF REGULATION S-K




          Form S-4 Item Number and Heading                       Caption or Location in Prospectus



A.       Information About the Transaction

     1.  Forepart of the Registration Statement and             Facing page of Registration Statement; Cross
         Outside Front Cover Page of Prospectus                 Reference Sheet; Outside Front Cover of Prospectus
     2.  Inside Front and Outside Back Cover Pages of           Inside Front and Outside Back Cover Pages of
         Prospectus                                             Prospectus
     3.  Risk Factors and Ratio of Earnings to Fixed Charges    The Company, Risk Factors, Selected Financial
         and Other Information                                  Information
     4.  Terms of the Transaction                               Not Applicable
     5.  Pro Forma Financial Information                        Not Applicable
     6.  Material Contacts with the Company Being Acquired      Not Applicable
     7.  Additional Information Required for Reoffering by
         Persons and Parties Deemed to be Underwriters          Not Applicable
     8.  Interests of Named Experts and Counsel                 Not Applicable
     9.  Disclosure of Commission Position on Indemnification
         for Securities Act Liabilities                         Not Applicable

B.   Information About the Registrant

     10. Information with Respect to S-3 Registrants            Information Incorporated by Reference; The Company
     11. Incorporation of Certain Information by Reference      Information Incorporated by Reference
     12. Information with Respect to S-2 or S-3 Registrants     Not Applicable
     13. Incorporation of Certain Information by Reference      Not Applicable
     14. Information with Respect to Registrants Other than
         S-3 of S-2 Registrants                                 Not Applicable

C.   Information About the Company Being Acquired

     15. Information with respect to S-3 Companies              Not Applicable
     16. Information with respect to S-3 or S-2 Companies       Not Applicable
     17. Information with Respect to Companies Other Than S-3
         or S-2 Companies                                       Not Applicable

D.   Voting and Management Information

     18. Information if Proxies, Consents, or Authorizations
         are to be Solicited                                    Not Applicable
     19. Information if Proxies, Consents, or Authorizations
         are not to be Solicited or in an Exchange Offer        Not Applicable



                              SUBJECT TO COMPLETION
                    PRELIMINARY PROSPECTUS DATED JULY 1, 1997

                                2,500,000 SHARES

                                  MASTEC, INC.

                                  Common Stock

     This Prospectus relates to the issuance from time to time by MasTec, Inc., a Delaware corporation (the "Company"), of shares of the Company's common stock, $.10 par value (the "Common Stock"), in an aggregate amount of up to 2,500,000 shares, upon terms to be determined at the time of each such offering.

     The Common Stock is to be offered directly by the Company in connection with the acquisition of the assets of, or ownership interests in, certain entities engaged in the same or similar lines of business as the Company or any of its subsidiaries. The consideration for acquisitions will consist of shares of Common Stock, cash, notes or other evidences of indebtedness, guarantees, assumption of liabilities, tangible or intangible property, or a combination thereof, as determined from time to time by negotiations between the Company and the owners or controlling persons of the assets or ownership interests to be acquired. In addition, the Company may lease property from and enter into management or consulting agreements and non-competition agreements with the former owners and key executive personnel of the businesses to be acquired.

     The Company contemplates that the terms of an acquisition will be determined by negotiations between the Company's representatives and the owners or controlling persons of the assets or ownership interests to be acquired. Factors taken into account in acquisitions include, among other relevant factors, the quality and reputation of the business, the assets, liabilities, results of operations and cash flows of the business, the quality of its management and employees, its earnings potential, its products and products under development, the geographic locations of the business and the market value of the Common Stock of the Company when pertinent. The Company anticipates that shares of Common Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Common Stock, either at the time the terms of the acquisition are tentatively agreed upon, or at or about the time of closing, or during the period or periods prior to delivery of the shares.

     The Company does not expect that underwriting discounts or commissions will be paid, except that finders fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

     The Common Stock is listed on the New York Stock Exchange under the symbol MTZ. On June 30, 1997, the closing sale price of the Common Stock on the New York Stock Exchange was $47.3125 per share.

     See "Risk Factors" commencing on page 12 for a discussion of certain risks associated with an investment in the Common Stock.



          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this Prospectus is July __, 1997

================================================================================
                              AVAILABLE INFORMATION
================================================================================

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. The Common Stock is listed on the New York Stock Exchange under the symbol "MTZ." Reports, proxy and information statements and other information concerning the Company can also be inspected at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes part of a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") and does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and such statement is qualified in its entirety by such reference.

                      INFORMATION INCORPORATED BY REFERENCE


     The  following  documents,   previously  filed  by  the  Company  with  the
Commission pursuant to the Exchange Act, are incorporated herein by reference:

     The Company's Annual Report on Form 10-K for the year ended December 31, 1996, including the portions of the Company=s Proxy Statement for the 1997 Annual Meeting of Stockholders dated April 14, 1997 incorporated by reference in the Form 10-K;

     The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

     The Company's Current Report on Form 8-K dated May 21, 1997.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus and made a part of this Prospectus from the date any such document is filed. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) specifically modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference.

     This Prospectus incorporates documents by reference that are not presented herein or delivered herewith. These documents are available without charge upon request from MasTec, Inc., 3155 N.W. 77th Avenue, Suite 135, Miami, Florida 33122-1205, telephone (305) 599-1800, Attention: Nancy J. Damon, Corporate Secretary.

                                   THE COMPANY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, incorporated by reference in this Prospectus.

     MasTec, Inc. (together with its subsidiaries and affiliates, "MasTec" or the "Company") is one of the world's largest contractors specializing in the build-out of telecommunications infrastructure. The Company's principal business consists of the design, installation, and maintenance of the outside physical plant for telephone and cable television communications systems ("outside plant services"), including the installation of aerial, underground and buried copper, coaxial and fiber optic cable networks and the construction of wireless antenna networks for telecommunication service companies such as local exchange carriers, competitive access providers, cable television operators, long-distance carriers and wireless phone companies. The Company also installs central office switching equipment, and designs, installs and maintains integrated voice, data and video local and wide area networks inside buildings ("inside wiring"). The Company believes it is the largest independent contractor providing telecommunications infrastructure construction services in the United States and Spain and one of the largest in Argentina, Chile and Peru.

     The Company is able to provide a full range of infrastructure services to its telecommunications company customers. Domestically, the Company primarily provides outside plant services to local exchange carriers such as BellSouth Telecommunications, Inc. ("BellSouth"), U.S. West Communications, Inc., SBC Communications, Inc., United Telephone of Florida, Inc. (a subsidiary of Sprint Corporation) and GTE Corp. MasTec currently has 23 exclusive, multi-year service contracts with regional bell operating companies ("RBOCs") and other local exchange carriers to provide all of their outside plant requirements up to a specific dollar amount per job and within certain geographic areas. Internationally, the Company provides outside plant services, turn-key switching system installation and inside wiring services primarily to Telefonica de Espana, S.A. ("Telefonica") under multi-year contracts similar to those in the U.S.

     The Company also provides outside plant services to competitive access providers such as MFS Communications Company, Inc., Sprint Metro and MCI Metro (the local telephone subsidiaries of Sprint and MCI), cable television operators such as Time Warner, Inc., Continental Cablevision, Inc. and Media One, long distance carriers such as MCI Communications Corporation and Sprint Corporation, and wireless communications providers such as PCS Primeco and Sprint Spectrum, L.P. Inside wiring services are provided to large corporate customers such as First Union National Bank, IBM, Smith Barney, Inc. and Dean Witter Reynolds, Inc., and to universities and government agencies. The Company also provides design, installation and maintenance services (similar to those provided to telecommunications companies) to public utilities and the traffic control and highway safety industry.

     The telecommunications industry which the Company services is undergoing fundamental changes in most markets throughout the world. The Telecommunications Act of 1996 in the United States, agreements among participating countries in the European Community and privatization and regulatory initiatives in South and Central America are removing barriers to competition. In addition, growing customer demand for enhanced voice, video and data telecommunications have increased bandwidth requirements and highlighted network bandwidth limitations in many markets.

     The Company believes that these industry trends will create increased demand for telecommunications infrastructure services in four ways.

$ Increased customer demand for bandwidth will compel services providers to upgrade existing networks to broadband technologies such as fiber optic cable.

$ Competitive pressures will force existing service providers to attempt to reduce their cost structures, leading to increased outsourcing of outside plant services to lower cost independent contractors.

$ New service providers entering previously monopolistic markets will ultimately require their own infrastructure.

$ Deployment of more powerful multi-media computers in business will increase the demand for inside wiring services to install communications networks with greater bandwidth capacity.

     The Company believes that it is well positioned to capitalize on these trends and is pursuing a strategy of growth in its core business through internal expansion and strategic acquisitions. The Company believes that the volume of business generated under existing contracts will increase as a result of the anticipated general increase in demand for its services. In addition, the Company believes that its reputation for quality and reliability, operating efficiency, financial strength, technical expertise, presence in key geographic areas and ability to achieve economies of scale provide competitive advantages in bidding for and winning new contracts for telecommunication infrastructure projects.

     The Company also plans to continue to make strategic acquisitions. In April 1996, MasTec acquired Sistemas e Instalaciones de Telecomunicacion, S.A. ("Sintel"), the largest telecommunications infrastructure contractor in Spain, from Telefonica. This acquisition has positioned the Company to take advantage of increased competition coming to Europe and the rapid upgrading of telecommunications services expected in Latin America. In the United States, the Company is continuing to pursue opportunities to acquire selected operators that will enable the Company to expand its geographic coverage and customer base without the risks and expense of start-up operations and to acquire additional management talent for future growth. Since January 1996, the Company has completed eight domestic acquisitions. In May 1997, the Company agreed to purchase 51% of the telecommunications construction division of Inepar S.A., Industrias e Construcoes, one of the largest telecommunications construction companies in Brazil.

     The principal executive offices of the Company are located at 3155 N.W. 77th Avenue, Miami, Florida, 33122-1205, telephone (305) 599-1800.

                         SELECTED FINANCIAL INFORMATION

     The following table presents selected historical financial data of the Company as of the dates and for the periods indicated. This data is derived from the audited and unaudited Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the three months ended March 31, 1997, respectively, both incorporated herein by reference. These Financial Statements, the related notes, and the discussion in the Form 10-K and Form 10-Q under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" are important and should be read in conjunction with the selected financial information presented below. The unaudited data set forth below includes, in the opinion of management, all material adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

(In thousands, except per share amounts)

-----------------------------------------------------------------------------------------------------------------
                                                                                                Three Months
                                                                                               Ended March 31,
                                                          Year Ended December 31,                (Unaudited)
                                                          ----------------------
                                 1992         1993         1994         1995        1996        1996        1997
                                  (1)          (1)          (2)                      (3)

Income statement data:
Revenue                       $34,136      $44,683     $111,294     $174,583    $472,800     $62,547    $130,143

Operating income                8,313        5,474        9,881       17,827      49,942       6,477      15,495
                              -------      -------     --------      -------     -------       -----      ------

Interest expense (4)               33          133        3,587        4,954      11,434       1,677       2,873

Interest and dividend
income (5)                        207          315        1,469        3,349       3,246         824         462

Special charges-real
estate and investment
write-downs                         0            0            0       23,086           0           0           0

Other (expense)
income, net                       209          (81)       1,009        2,028         950           8         520

Equity in earnings
(losses) of
uncon-solidated
companies and minority           (416)       1,177          247         (139)      3,133         371         703
interest

Provision (benefit)
for income taxes (6)            3,113        2,539        3,211       (1,835)     15,661       2,323       4,969
                               ------       -------      -------      ------      ------       -----       -----

Income (loss) from
continuing operations          $5,167       $4,213       $5.808    $ (3.140)     $30,065      $3.695      $9,338
                                =====        =====        =====     ========      ======       =====       =====
(6)

Net income (loss)              $5,167       $            $6,633    $   (609)     $30,065      $3.681      $9,287
                                =====        =====       ======     =======       ======       =====       =====
                                             4,213

Weighted average
shares outstanding (7)         15,375(8)    15,375(8)    24,116      24,069       25,128      24,232      26,068
                               ======       ======       ======      ======       ======      ======      ======

Income (loss) per
share from continuing
operations (7)               $   0.34       $ 0.27      $  0.24    $  (0.13)       $1.20       $0.15       $0.36
                              =======         ====       ======     =======         ====        ====        ====

------------------------ ------------- ------------ ------------ ------------ ----------- ----------- -----------

-----------------------------------------------------------------------------------------------------------------
Balance sheet data:
Property and
equipment, net                 $3,656       $4,632      $40,102     $44,571      $59,602                 $59,847
------------------------
Total assets                   23,443       21,325      142,452     170,163      483,018                 442,982
------------------------
Total long-term debt              855        3,579       35,956      44,226      117,157                  97,325
------------------------
Stockholders= equity           15,690    10,943(9)       50,874      50,504      103,504                 120,385

(1)      Includes the results and financial  condition of Church & Tower, Inc. and Church & Tower of Florida,  Inc.
         (collectively, "Church & Tower") only.
(2)      Includes  the  results  of Church & Tower for the full year  1994,  the results of Burnup & Sims Inc.  from March 11,  1994  through the end of
         1994,  and the results of Designed  Traffic  Installation  Company from
         June 22, 1994 through the end of 1994.
(3)      Includes the results of operations for Sintel for the eight months ended December 31, 1996.
(4)      Included is interest due to stockholders  from outstanding  notes amounting to $223,000 for the year ended December 31, 1994, $135,000 for the year ended December 31, 1995, and $0 for the year ended
         December 31, 1996.
(5)      Includes  interest  accrued from notes from  stockholders  amounting to
         $182,000,  $289,000 and $304,000 for the years ended December 31, 1996,
         1995 and 1994,  respectively,  and  $46,000  and  $46,000 for the three months ended March 31, 1996 and 1997, respectively.
(6)      Church & Tower was not  subject  to income  taxes  because  it was an S corporation and,  consequently,  income from continuing  operations for
         1992  through 1994 has been  adjusted to reflect a pro forma  provision for income taxes.
(7)      Weighted average shares and income per share have been adjusted to reflect the  three-for-two  stock split declared in 1997.
(8)      Reflects  the shares of Common  Stock of the  Company  received  by the former  shareholders of Church & Tower upon  acquisition of the Company and not the outstanding shares of common stock of Church & Tower.
(9)      Distributions of $11.5 million were made to the shareholders of Church
         & Tower representing subchapter S earnings.

                                  RISK FACTORS


         An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information contained or incorporated by reference herein, the following factors should be considered carefully in evaluating the Company and its business prospects before purchasing any shares of Common Stock.

         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain statements included in this Prospectus are forward-looking, such as statements regarding the Compan's growth strategy. Such forward-looking statements are based on the Company's current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, uncertainties relating to the Company=s relationships with key customers and implementation of the Company=s growth strategy. These and other risks are detailed below as well as in other documents filed by the Company with the Commission.

Dependence on Key Customers

         The Company derives a substantial portion of its revenue from the provision of telecommunication infrastructure services to Telefonica and to BellSouth. For the year ended December 31, 1996 and the quarter ended March 31, 1997, approximately 35% and 38%, respectively of the Company's revenue was derived from services performed for Telefonica and approximately 15% and 13%, respectively, was derived from services performed for BellSouth. Revenue generated by Sintel from Telefonica is included from May 1, 1996. During the quarter ended March 31, 1996 and during the years ended December 31, 1995 and 1994, the Company derived approximately 25%, 42% and 44%, respectively, of its revenue from BellSouth. Although the Company's strategic plan envisions diversification of its customer base, the Company anticipates that it will continue to be dependent on Telefonica and its affiliates and BellSouth for a significant portion of its revenue. There are a number of factors that could adversely affect Telefonica or BellSouth and their ability or willingness to fund capital expenditures in the future, which in turn could negatively affect the Company, including the potential adverse nature of, or the uncertainty caused by, changes in governmental regulation, technological changes, increased competition, adverse financing conditions for the industry and economic conditions generally.

Risk Inherent in Growth Strategy

         The Company has grown rapidly through the acquisition of other companies. The Company anticipates that it will make additional acquisitions and is actively seeking and evaluating new acquisition candidates. There can be no assurance, however, that the Company will be able to continue to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. The Company's growth strategy presents the risks inherent in assessing the value, strengths and weaknesses of growth opportunities, in evaluating the costs and uncertain returns of expanding the operations of the Company and in integrating existing operations with new acquisitions. The Company's growth strategy also assumes there will be significant increase in demand for telecommunications services, which may not materialize. The Company's anticipated growth may place significant demands on the Company's management and its operational, financial and marketing resources. The Company's operating results could be adversely affected if it is unable to successfully integrate new companies into its operations. Future acquisitions by the Company could result in potentially dilutive issuances of securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's profitability.

Certain Risks Associated With Sintel

         Continued Cost Reductions

         During 1993, 1994 and 1995, Sintel experienced net losses of $22.5 million, $5.6 million, and $15.6 million, respectively (based on the average exchange rate for each period). In 1991, 1992 and 1993 Telefonica significantly reduced its capital expenditure for telecommunications infrastructure construction services. During these years, Sintel was unable to adjust its cost structure to keep pace with the resultant decline in revenue, primarily due to the high cost of service and restrictive Spanish labor laws. However, Sintel was able to negotiate reductions in its workforce in 1993, 1994 and 1995 at a cost of $24 million, $4.3 million and $30.1 million, respectively. The Company has continued to reduce Sintel's cost structure to maintain and improve profitability, and intends to continue to reduce these costs in the future. There can be no assurance that the Company's efforts will be successful or that other factors such as greater than anticipated reductions in demand or prices for Sintel's services or greater than anticipated labor costs will not have a material adverse effect on Sintel's financial condition or business prospects.

         Labor Relations.

         Substantially all of Sintel's work force in Spain is unionized. The agreement with Sintel=s unions expired in December 1995 and a new agreement has not been negotiated. There can be no assurance that future labor agreements with Sintel's employee representatives can be negotiated successfully or on favorable terms. Sintel has suffered strikes and work stoppages in the past, none of which has had a material adverse effect on Sintel. Future strikes or work stoppages, or the failure to negotiate future labor agreements on competitive terms, could have a material adverse effect on Sintel.

         Non-Majority Control of Certain Latin American Affiliates.

         Sintel owns 50% of the affiliates through which it does business in Chile and Peru. As a result, the Company may not be able to cause these companies to pay dividends and other distributions and its lack of majority control may inhibit the Company's ability to implement strategies that it favors.

Risk of Investment in Foreign Operations

         The Company's current and future operations and investments in certain foreign countries are generally subject to the risks of political, economic or social instability, including the possibility of expropriation, currency devaluation, hyper-inflation, confiscatory taxation or other adverse regulatory or legislative developments, or limitations on the repatriation of investment income, capital and other assets. The Company cannot predict whether any of these factors will occur in the future or the extent to which these factors would have a material adverse effect on the Company's international operations.

Currency Exchange Risks

         The Company conducts business in several foreign currencies, which are subject to fluctuations in the exchange rate relative to the U.S. dollar. The Company attempts to balance its foreign currency denominated assets and liabilities as a means of hedging its balance sheet currency risk, but there can be no assurance that this balance can be maintained. In addition, the Company's results of operations from foreign activities are translated into U.S. dollars at the average prevailing rates of exchange during the period reported, which average rates may differ from the actual rates of exchange in effect at the time of actual conversion into U.S.
dollars.

Dependence on Senior Management

         The Company's businesses are managed by a small number of key executive officers, including Jorge Mas, the Company's President and Chief Executive Officer, and Jorge L. Mas, the Company's Chairman. The loss of services of certain of these executives could have a material adverse effect on the business, financial condition and results of operations of the Company. The Company's success may also be dependent on its ability to hire and retain additional qualified management personnel. There can be no assurance that the Company will be able to hire and retain such personnel.

Competition

         The Company competes with independent third parties in most of the markets in which it operates. While the Company believes that it has greater expertise, experience and resources than its competitors in many of the markets in which it operates, there are relatively few barriers to entry into such markets and, as a result, any business that has access to persons who possess technical expertise and adequate financing may become a competitor of the Company. Because of the highly competitive bidding environment in the United States for the services provided by the Company, the price of a contractor's bid has often been the deciding factor in determining whether such contractor was awarded a contract for a particular project. There can be no assurance that the Company's competitors will not develop the expertise, experience and resources to provide services that achieve greater market acceptance or that are superior in both price and quality to the Company's services, or that the Company will be able to maintain and enhance its competitive position.

         The Company also faces competition from the in-house service organizations of RBOCs, which employ personnel who perform some of the same types of services as those provided by the Company. Although a significant portion of these services currently is outsourced, there can be no assurance that existing or prospective customers of the Company will continue to outsource telecommunication infrastructure services in the future.

Technological Changes

         The telecommunications industry is subject to rapid technological changes. Wireline systems which are used for the transmission of video, voice and data face potential displacement by various technologies, including wireless technologies such as direct broadcast satellite television and cellular telephony. Should the use of such technologies increase, it could, over the long term, have an adverse effect on the Company's wireline operations.

Controlling Shareholders

         Jorge Mas, the Company's President and Chief Executive Officer, and his father, Jorge L. Mas, the Company's Chairman, together with other family members, beneficially own more than 50% of the outstanding shares of Common Stock of the Company. Accordingly, they have the power to control the election of the Company's directors and to effect certain fundamental corporate transactions.

Shares Eligible for Future Sale

         Future sales of shares by existing stockholders under Rule 144 of the Securities Act or the issuance of shares of Common Stock upon the exercise of options, could materially adversely affect the market price of shares of Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. The Company has registered 2,600,000 shares of Common Stock for issuance upon exercise of options granted to its employees under the Company's 1994 Stock Incentive Plan and for purchase by employees under the Company's 1997 Non-Qualified Employee Stock Purchase Plan, and an additional 600,000 shares of Common Stock for issuance upon the exercise of options granted to its non-employee directors under the Company's 1994 Stock Option Plan for Non-Employee Directors. Options to purchase approximately
252,000 shares are currently issued and exercisable. The Company also has reserved 1,000,000 shares of Common Stock for issuance to key employees under the 1997 Annual Incentive Compensation Plan. In addition, the Company has registered 1,000,000 shares of Common Stock for future issuance in a shelf registration, which it may sell from time to time in the future as the Company's needs and market conditions dictate. No prediction can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sales, or market sales of shares sold in offerings pursuant to this Prospectus or the availability of such shares for future sales, will have on the market price of shares of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock.

Anti-Takeover Provisions

         The Company's certificate of incorporation and bylaws and certain provisions of the Delaware General Corporation Law (the "DGCL") may make it difficult in some respects to effect a change in control of the Company and replace incumbent management. The existence of these provisions may have a negative impact on the price of the Common Stock, may discourage third party bidders from making a bid for the Company, or may reduce any premiums paid to stockholders for their Common Stock. In addition, the Board of Directors of the Company has the authority to fix the rights and preferences of, and to issue shares of, the Company's preferred stock, and to take other actions that may have the effect of delaying or preventing a change of control of the Company without the action of its stockholders.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value, and 5,000,000 shares of preferred stock, $.10 par value (the "Preferred Stock"). Upon completion of the Offering, assuming all registered shares are offered, there will be approximately 29,000,000 shares of Common Stock issued and outstanding. No shares of Preferred Stock are outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have cumulative rights, so that holders of more than 50% of the shares of Common Stock are able to elect all of the Company's directors eligible for election in a given year. For a description of the classification of the Board of Directors, see "-Delaware Law and Certain Provisions of Certificate of Incorporation and Bylaws." The holders of Common Stock are entitled to dividends and other distributions if and when declared by the Board of Directors out of assets legally available therefor, subject to the rights of any holder of Preferred Stock that may from time to time be outstanding. Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all the Company's liabilities and the payment of the liquidation preference of any Preferred Stock that may be outstanding. The holders of Common Stock have no preemptive or other subscription rights to purchase shares of stock of the Company, and there are no redemptive or sinking fund provisions applicable to the Common Stock.

         The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

Preferred Stock

         The Company's Restated Certificate of Incorporation (the "Certificate"), which is filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part, authorizes the Company's Board of Directors to issue Preferred Stock in series and to establish the number of shares to be included in each such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of the shares of any such series of Preferred Stock, it may afford the holders of any Preferred Stock that may be outstanding preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk FactorsAAnti-Takeover Provisions."

Delaware Law and Certain Provisions of Certificate of Incorporation and By-Laws

         The Certificate, the Company's By-laws (the "By-laws") and Section 203 of the DGCL contain certain provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise, more difficult.

         Business Combinations. The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, subject to certain exceptions,
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless upon consummation of such transaction, the interested stockholder owned 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or unless the business combination is, or the transaction in which such person became an interested stockholder was, approved by the board of directors of the corporation before the stockholder became an interested stockholder; or the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the corporation's stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder; an " interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last three years) 15% or more of the corporation's voting stock other than a person who owned such shares on December 23, 1987.

         In addition to the requirements in Section 203 described above, the Certificate requires the affirmative vote of the holders of at least eighty percent (80 %) of the voting power of all outstanding shares of the Company entitled to vote at an election of directors, voting together as a single class to approve certain business combinations proposed by an individual or entity that is the beneficial owner, directly or indirectly, of more than 10% of the outstanding voting stock of the Company. This voting requirement is not applicable to "business combinations" if either (i) the Company's Board of Directors has approved a memorandum of understanding with such other corporation with respect to and substantially consistent with such transaction prior to the time that such other corporation became a holder of more than 10% of the outstanding voting stock of the Company; or (ii) the transaction is proposed by a corporation of which a majority of the outstanding voting stock is owned of record or beneficially by the Company and/or any one or more of its subsidiaries
 . For purposes of this discussion, a "business combination" includes any merger or consolidation of the Company with or into another corporation, any sale or lease of all or any substantial part of the property and assets of the Company, or issuances of securities of the Company in exchange for sale or lease to the Company of property and assets having an aggregate fair market value of $1 million or more.

         Classified Board of Directors and Related Provisions. The Certificate provides that the number of directors of the Company shall be fixed from time to time by, or in the manner provided in, the By-laws. The By-laws provide that the number of directors will be six, the Board of Directors will be divided into three classes of directors, with each class having a number as nearly equal as possible and that directors will serve for staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquirer obtains the controlling interest.

         Directors may be removed with or without cause by the affirmative vote of the holders of 80% of all outstanding voting stock entitled to vote. A majority of the entire Board of Directors may also remove any director for cause. Vacancies on the Board of Directors may be filled by a majority of the remaining directors, or by the stockholders.

         Authorized and Unissued Preferred Stock. On the date hereof, there are 5,000,000 authorized and unissued shares of Preferred Stock. The existence of authorized and unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy consent or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors. In this regard, the Certificate grants the Board of Directors broad power to establish the designations, powers, preferences and rights of each series of Preferred Stock. See "- Preferred Stock."

         Stockholder Action by Written Consent. The By-laws provide that stockholder action can be taken only at an annual meeting or special meeting of stockholders and can only be taken by written consent in lieu of a meeting with the unanimous written consent of the stockholders.

         Indemnification. The Certificate provides that the Company shall indemnify each director and officer of the Company to the fullest extent permitted by law and limits the liability of directors to the Company and its stockholders for monetary damages in certain circumstances. The Certificate also provides that the Company may purchase insurance on behalf of the directors, officers, employees and agents of the Company against certain liabilities they may incur in such capacity, whether or not the Company would have the power to indemnify against such liabilities.

Dividend Restrictions

         The Company's credit facilities currently limit the Company's ability to pay dividends on the Common Stock. The payment of dividends on the Common Stock is also subject to the preference that may be applicable to any then outstanding Preferred Stock.


                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered by this Prospectus have been passed upon for the Company by Jose M. Sariego, Senior Vice President and General Counsel of the Company.


                                     EXPERTS

         The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended December 31, 1996 incorporated by reference into this Prospectus have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SHARES TO ANY PERSON, OR THE SOLICITATION OF A PROXY FROM ANY PERSON, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                                TABLE OF CONTENTS

                                                                  Page

Available Information                                              6
Incorporation of Certain Documents by Reference                    7
The Company                                                        8-9
Selected Financial Information                                    10-11
Risk Factors                                                      12-14
Description of Capital Stock                                      15-17
Legal Matters                                                     21
Experts                                                           22

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20  Indemnification of Directors and Officers.

         The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law (the "DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company, against all expense, loss or liability reasonable incurred or suffered in connection therewith. The Company's By-laws provide that a director or officer may be paid expenses incurred in defending any proceeding in advance of its final disposition upon receipt by the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

         Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         Pursuant to Section 102(b)(7) of the DGCL, the Company's Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

         The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

Item 21. Exhibits and Financial Statement Schedules

The following documents are filed as exhibits to this registration statement.

5.1 Opinion of Jose M. Sariego, Senior Vice President and General Counsel of the Company.

23.1     Consent of Coopers & Lybrand L.L.P.

23.2 Consent of Jose M. Sariego, Senior Vice President and General Counsel of the Company (included in Exhibit 5.1 above).

24.1     Power of Attorney (included on Signature Page of this Registration
         Statement)

27.1 Financial data schedule, filed as Exhibit 27.1 to Company=s Form 10-Q for the quarter ended March 31, 1997 and incorporated by reference herein.

Item 22. Undertakings

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration statement when it became effective.

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         i. to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on June 30, 1997.

                                 MASTEC, INC.

                                 /s/ Edwin D.  Johnson

                                 Edwin D. Johnson
                                 Senior Vice President - Chief Financial Officer (Principal Financial and Accounting Officer)

                                POWER OF ATTORNEY

         The undersigned directors and officers of MasTec, Inc. hereby constitute and appoint Edwin D. Johnson and Jose M. Sariego and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-4 and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



 Signature                   Title                                     Date


 /s/ Jorge Mas           President and Chief
                         Executive Officer (Principal              June 30, 1997
Jorge Mas                Executive Officer)


/s/ Jorge L. Mas         Chairman of the Board                     June 30, 1997
Jorge L. Mas


/s/ Eliot C. Abbott      Director                                  June 30, 1997
Eliot C. Abbott


 /s/ Arthur B. Laffer    Director                                  June 30, 1997
Arthur B. Laffer


 /s/ Jose S. Sorzano     Director                                  June 30, 1997
Jose S. Sorzano